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                              [SALANS LETTERHEAD]



                                                              September 7, 2005


VIA EDGAR
---------


Securities and Exchange Commission
Office of Chief Accountant, Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
STOP 5546
Attention:  Ms. Leslie Overton
            Ms. Stephanie Hunsacher


                  Re: Mills Music Trust-Form 10-K/A For
                      Year ended December 31, 2004
                      Filed April 13, 2005
                      File # 0-02123
                      ---------------------------------

Ladies and Gentlemen:

                  On behalf of Mills Music Trust, (the "Trust"), we hereby request an accommodation permitting the Trust to continue to file its financial statements on a comprehensive basis of accounting other than GAAP. This request follows the Staff's letter of July 13, 2005, containing a comment on the above-referenced filing to the effect that the Trust's audited financial statements provided to the Commission have not been prepared in accordance with GAAP.

                  The Trust is an entity whose sole purpose is to receive and distribute to the holders of Trust Units contingent deferred payments under an Asset Purchase Agreement dated December 4, 1964 (the "Asset Purchase Agreement"), relating to the sale of a musical copyright catalogue. The payments are contingent upon the royalty income received by the purchaser (or its successor) from the catalogue and are payable according to a formula (in fact, several alternative formulas) set forth in the Asset Purchase Agreement. The payments are not determinable in advance, and therefore, not accruable until reported by the Purchaser. Accordingly, they are reported on a cash basis, in accordance with GAAP.

                  Pursuant to the Declaration of Trust of the Trust, contingent payments under the Asset Purchase Agreement are received quarterly and immediately distributed to the Trust's unit holders, net of administrative expenses. We believe, therefore, that the Trust's results are most




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Securities and Exchange Commission
Page 2                                                        September 7, 2005


appropriately presented on a the basis consistently used since 1965, because a full set of financial statements, while meeting the form of Regulation S-X Rule 3-01, would report results of operations substantially identical to the results of the Trust's operations reflected in the Trust's current statements and would present cash flows on a nearly identical basis, with any balance sheet presenting an entity with no or negligible assets, no liabilities and no or negligible equity. The result would be a more elaborate presentation with no advantage over the current presentation. Such presentation would, we believe, also result in some additional expense for preparation and review by our independent accountants, reducing the net amounts payable to Unit holders without any improvement in the disclosure to them.

                  In response to the Staff's request, we reviewed our files for Commission, Staff or other comments relating to the Trust's financial statement presentation. The current presentation is similar to that in the Trust's Registration Statement on Form S-1, Registration No. 2-2297, originally filed with the Commission on December 7, 1964, and declared effective on January 12, 1965, which presented only a statement of cash receipts and disbursements for the Trust. Since the Staff did not specifically comment on that presentation in its comment letter dated December 29, 1964, but did comment on other aspects of the financial statement and on the specific pages on which the cash-basis presentation appeared, we can only assume that the Staff's failure to comment on that presentation means that they found it appropriate and accepted it. Attached hereto are photocopies of the financial statements from the original filing and those from Amendment No. 1 thereto that was declared effective by the Commission, as well as a copy of the Staff's comment letter dated December 29, 1964 with respect to the initial filing.

                  All periodic reports by the Trust subsequent thereto, for some 40 years, have reported the Trust's operations on the same basis. Over that period at least four different audit firms, including two "Big Four" firms, have prepared audit reports on that basis.

                  We discussed this issue with Ms. Davis and Mr. Stertzel, the authors of the Staff letter referred to above, who advised us that they did not have the authority to grant the accommodation requested, but that your office would have such authority.

                  For the reasons set forth above, we respectfully request that the Trust be granted an accommodation that would permit it to continue to use its historical presentation, which we believe is clearer and less confusing than a standard GAAP presentation which is designed and suited for operating entities very different from the Trust. We note that Rule 4-01(1) of Regulation S-X allows the Commission, at its discretion, to accept such statements, as it has in the past.




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Securities and Exchange Commission
Page 3                                                        September 7, 2005


                  Closing Comments
                  ----------------

                  As requested in the Staff's letter of July 13, 2005, we acknowledge on behalf of the Trust that

                  1. the Trust is responsible for the adequacy and accuracy
                     of the disclosure in the filing;
                  2. Staff comments or charges to disclosure in response to
                     Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
                  3. the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  We would appreciate the opportunity to discuss the foregoing in a telephone conference between your office and members of our accounting team. Please call me at (212) 632-5554 or send me an email at acarroll@salans.com with times that would be convenient for you, so that I can arrange such a call.

                                                      Sincerely,

                                                      /s/ Anthony J. Carroll

                                                      Anthony J. Carroll


cc:      Mr. Kevin Stertzel, Division of Corporate Finance
         Ms. Jill S. Davis, Branch Chief


AJC/am
Enclosure